Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated March 12, 2013 that is being mailed to participants in Empire State Building Associates L.L.C.

ATTENTION INVESTORS: MISINFORMATION ALERT

March 12, 2013

To Fellow Participants in Empire State Building Associates L.L.C. (“ESBA”):

We are writing to alert you that another letter recently sent to you by Robert Machleder contains misinformation about your investment. Mr. Machleder is wrong on the facts and wrong on the law. It is our responsibility as your fiduciary and supervisor to address misinformation about the proposed transaction and the superior benefits and potential we believe it brings to every one of our investors.

His most recent letter purports to supplement his prior letter, but raises nothing new and does not address the February 20, 2013 memorandum from Malkin Holdings’ counsel, which was shared with Mr. Machleder before he began circulating his misplaced contentions. For any investor who is interested, a copy of such memorandum is enclosed. It can also be reviewed on our website at www.EmpireStateRealtyTrust.com, just click on “Letters to Participants.”

For your convenience, we repeat below a summary of the key facts about the override interests.

First, what are the override interests? They are profit-sharing contracts under which Malkin Holdings is given a shared percentage (10%) of your ESBA profit distributions after return of full original investment.

Second, how were the overrides created? Years ago, Malkin Holdings circulated to ESBA investors individual, voluntary, binding contracts creating the override interests. No one was forced to sign the contracts, and those who did not consent are not affected. In the end, 94% of ESBA investors granted Malkin Holdings an override interest by voluntarily signing the contracts.

Third, what is the condition for payment of the overrides? Under the overrides, Malkin Holdings is to share in the proceeds of a “capital transaction.” By any definition, the proposals on which you have voted or are to vote constitute “capital transactions.”

We are here to help you inform your decision with facts. To get the facts regarding our proposals, please use the following resources we have made available:

•	The prospectus/ consent solicitation we mailed to you which is part of the Form S-4 declared effective by the Securities and Exchange Commission.

•	The DVD that came with such mailing, which features Peter and Anthony Malkin hosting videos discussing the proposed transaction.

•	Our website at www.EmpireStateRealtyTrust.com, where new content is uploaded regularly, and where you can register for a conference call with us.

•	Our proxy solicitor, MacKenzie Partners, which you can call at 1-888-410-7850 to speak to a professional trained to answer your questions.

•	E-mail us at inquiries@MalkinHoldings.com with any question or for help in registering for a call or in filling out your consent form.

This very visible transaction attracts attention from many who may not have your interests at heart. We will not comment on all the misinformation of which we learn, but when we learn of incorrect assertions of a material nature, we will give you the facts.

We have always seen our investors as part of a family and have served you faithfully as supervisor and fiduciary for more than 75 years. We believe this transaction offers you tremendous benefits and improved prospects over the status quo. If you have not done so already, we urge that you vote “FOR” the proposals.

We hope you will call on us to help if we can assist you in any way.

Sincerely,

                           MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

SENT TO SECURITIES & EXCHANGE COMMISSION 2/27/13

DEWEY PEGNO & KRAMARSKY LLP

MEMORANDUM

DATE: February 20, 2013

SUBJECT: Empire State Building Associates L.L.C. Voluntary Compensation Program

We have been asked to provide a coordinated response from all attorneys to the February 2013 letter from Robert A. Machleder (the “Letter”), in which he asserts that the proposed consolidation of Empire State Building Associates L.L.C (“ESBA”) with various other entities supervised by Malkin Holdings LLC (the “Transaction”) does not “trigger” the voluntary overrides under the Voluntary Compensation Program to which approximately 94% of ESBA participants (“Participants”) have agreed pursuant to consent solicitations commenced in 1991.1

We have given each point in Mr. Machleder’s letter a full hearing as to the facts of the Voluntary Compensation Program, the law, and the process through which Malkin Holdings has gone with the SEC for the SEC to declare effective the disclosure and consent solicitation documents filed with it. To incorporate thoughts with regard to the SEC process, we consulted extensively with Clifford Chance and Proskauer Rose. After all our work, we have set forth below why it is absolutely clear that those overrides do apply and that there has been full disclosure made with regard to the proposed consolidation and IPO.

First, Mr. Machleder starts by citing the “elementary rules of construction”, asserting that “the terms of the consent…will be construed against the supervisor as drafter of the documents”. (Letter at 5). But there is no need to resort to any “rule[] of construction” unless the terms of a writing are ambiguous, Walters v Great Am. Indem. Co., 12 N.Y.2d 967, 969 (1963) (“We are not to interpret where there is not reasonable doubt concerning what the parties really agreed upon.”); and the contra proferentem rule the Letter cites is in any event applied “only as a matter of last resort after all aids to construction have been employed without a satisfactory result”. Albany Sav. Bank, FSB v. Halpin, 117 F.3d 669, 674 (2d Cir. 1997) (“New York applies this rule”).

Second, there is no ambiguity. The Participants did agree that the overrides would apply if there was a “Capital Transaction”. The Transaction qualifies as a “Capital Transaction” on multiple, independently sufficient grounds. Specifically, the 1991 Solicitation (which contains identical operative provisions to the 2001 and 2008 Solicitations) states:

By executing such Authorization section, the Participant will enter into an agreement with WM&B as follows: 1. The Participant will pay to WM&B (a) 10% of the Net Proceeds from any Capital Transaction. (emphasis added).

[1]

Although the first paragraph of the Letter refers to “the consolidation/third party project”, Mr. Machleder does not argue that the third party sale alternative to the consolidation would not trigger the voluntary overrides.

The 1991 Solicitation (like the 2001 and 2008 Solicitations) then defines “Capital Transaction” as follows:

“Capital Transaction” shall mean any one or more of the following transactions: (i) the original incurrence or refinancing of any indebtedness of Associates or any joint venture in which Associates has an interest, (ii) the sale, exchange, condemnation (or similar eminent domain taking), casualty or other disposition of all or any substantial part of the property, the Master Lease or Associates’ interest in the Property or the Master Lease held through any joint venture in which Associates has an interest, (iii) the liquidation and dissolution of Associates or (iv) any similar transaction or event, the proceeds of which are deemed attributable to capital in accordance with generally accepted tax or accounting principles.

The prospectus/consent solicitation for the Transaction provides that ESBA and the other public ownership groups “will contribute their assets to the operating partnership or subsidiaries of the operating partnership.” The “Contribution Agreement”, through which this contribution of assets is effected, states that “the Operating Partnership intends to acquire directly or indirectly, the right, title and interests (including fee interest, ground leasehold interests and operating leasehold interests, as applicable) of the Contributing Entities in the Contributed Properties” (emphases added). The SEC filings all pertain to an acquisition.

The contribution of the ESBA interest in ESB under the Contribution Agreement is a “sale” of “all or any substantial part of the property”. PL Diamond LLC v. Becker-Paramount LLC, 16 Misc. 3d 1105(A), at *7 (Sup. Ct. N.Y. Co. 2007) (“[T]he ordinary meaning of the term [sale] is ‘the transfer of property or title for money or other consideration.’” (quoting Anthracite Capital, Inc. v. MP-555 West Fifth Mezzanine, 03 Civ. 5219 DLC, 2005 WL 1155418, at *7 (S.D.N.Y. May 17, 2005)); Paddington Partners v. Bouchard, 730 F. Supp. 1241, 1244-45 (S.D.N.Y. 1990) (“sale is the passing of title between a buyer and seller for a price”); Gotham Partners , L.P. v. High River Ltd. Partnership, Index No. 602582/2004, 2005 WL 6239404 (Sup. Ct. N.Y. Co. Aug. 25, 2005) (same), aff’d 33 A.D.3d 453 (1st Dep’t 2006). Indeed, as stated on the face of the Contribution Agreement, the Operating Partnership “intends to acquire” the interests of Contributing Entities such as ESBA (emphasis added).

The Contribution Agreement also states that “Contributor [that is, ESBA] desires to, and the Operating Partnership desires Contributor to, contribute to the Operating Partnership, all of Contributor’s Property Interest, free and clear of all Liens . . . in exchange for limited partnership interests (the “OP Units”) in the Operating Partnership, shares of Class A Common Stock . . . and/or cash on the terms and subject to the conditions set forth in this Agreement” (emphases added). That is, in “exchange” (another term specifically included within “Capital Transaction”) for their current interests, the Participants will receive OP Units, REIT shares or cash, providing an additional textual basis to trigger the overrides. See, e.g., PL Diamond, supra, at *7 (transfer of interest in property in exchange for assumption of transferor’s debt was sale regardless of fact that parties structured transaction as a contribution to defer taxes); Paddington Partners, supra, at 1244-45 (transfer of shares pursuant to a “second step” merger is a sale); Plaza Operating Partners Ltd v. Maison Mendessolle, 144 Misc. 2d 696, 699 (Civ. Ct. N.Y. Co. 1989) (transfer of general and special partnership interests to another partnership with similar principals is a sale); Gotham Partners, supra (cancellation of sale units in exchange for the right to receive cash in connection with a merger is a sale).

Furthermore, there can be no real dispute that the Transaction also falls under the even broader, commonly understood definition of “disposition.” See, e.g., Lubin v. Belco Petroleum Corp., 76 Civ. 4820, 1978 WL 1110, *5 (S.D.N.Y. Aug. 24, 1978) (disposition of shares where relinquishment of put option resulted in a “marked change in . . . investment position”); Doniger v. Rye Psychiatric Hosp. Center, Inc., 122 A.D.2d 873, 875 (2d Dep’t 1986) (proposed judicial dissolution of hospital constitute a “disposition” within meaning of shareholder agreement); Murphey v. Hillwood Villa Assocs., 411 F. Supp. 287, 293 (S.D.N.Y. 1976) (forfeiture of securities without consideration is a “disposition”).

Third, the suggestion in the Letter that references to “Capital Transaction” are somehow buried and/or irrelevant because they appear in the Solicitation (rather than the accompanying letter) is meritless. The terms of the Solicitation itself are controlling; Mr. Malkin’s 1991 letter expressly states: “Enclosed are the Statement and related financial reports that provide the details of the Purchase and Voluntary Compensation Programs. Each Participant is urged to review such materials before executing the enclosed Form of Consent and Authorization.”; the 2001 letter, soliciting consent from Participants who had not yet consented to the Voluntary Compensation Program, notes that 81% of Participants had approved a program to share “a portion of excess contributions from any capital transaction” (emphasis added); and subsequent communications to Participants reiterated that the trigger for the override was a “capital transaction[]”, see 2008 Improvement Program letter at 10; 2008 Solicitation at 16.

Fourth, many of the contentions in the Letter seek to engraft limitations on the Voluntary Compensation Program that do not exist and/or are contrary to the unambiguous terms of that Program. Those terms do not restrict the structure of the “sale” or “disposition” in any way, let alone in the ways the Letter suggests. Thus, the contention that the “‘overrides’ are not capital assets, have no right to earn distributions, and have no voting rights” (Letter at 7) reads nonexistent limitations into the Voluntary Compensation Program. The Solicitation does not specify what form “proceeds” must take. Here, the proceeds are ownership rights in a REIT. No language in the Solicitation prevents that, and the acquisition of the stock with “appurtenant” (to use the term in the Letter) voting and distribution rights is entirely within the scope of the Voluntary Compensation Program. Moreover, although it is unclear what significance the Letter attaches to the recharacterization of Transaction expenses from “ordinary expenses” to “capital expenditures”, the Letter has the change backwards: in fact, a portion of those expenses were recharacterized as ordinary expenses from capital expenses as part of Malkin Holdings’ extensive and detailed dialogue which took place over nearly one year with the SEC. Similarly:

•	The Solicitation nowhere states that the transaction must be an “arms length” (Letter at 6) sale with an “unrelated party” (id.) involving, as the Letter states, a “cash distribution”. (Letter at 7).

•

The Letter incorrectly states that “[t]he transaction is a transfer from one Malkin Holdings controlled entity to another Malkin Holdings entity.” (Letter at 6). Malkin Holdings is in fact being transferred to the REIT in the Transaction, and the REIT itself will be governed by an independent Board of Directors.

•

The Solicitation does not confine the term “Net Proceeds” to those “produced by a specific single transaction” as the Letter suggests. (Letter at 6). Instead, “Net Proceeds” is simply defined as “the gross proceeds from any Capital Transaction.” (1991 Solicitation at 23). The proceeds of the Transaction are interests in the REIT. The contention that there are no “proceeds” here is therefore incorrect.

•	The Solicitation nowhere prohibits a “merger of Associates’ property” with “other disparate and unrelated properties” (Letter at 6) (and the contemplated transaction is in any event not a “merger”).

Fifth, the contention in the letter that triggering the overrides violates the spirit of the Voluntary Compensation Program (Letter at 7) is also incorrect. The program was designed so that Malkin Holdings would share in the proceeds of a transaction that fundamentally alters the ownership or capital structure of ESBA. That is precisely what is proposed in the Transaction.

Sixth, the “individual[] and voluntary[y]” language in the 1991 letter reflected the fact that the Voluntary Compensation Program did not require 100% approval of the ESBA participants, hence was not subject to the 80% buy-out provision. It was not meant to convey, as the Letter states, that “no other participant or body of participants could influence or determine the outcome of one’s personal decision.” (Letter at 8). Authorization for a capital transaction has at all times been subject to group approval requirements under the organizational documents to which participants are a party. However, participation in the Voluntary Compensation Program, which applies at the time of any such capital transaction, was elected, and is being effected, solely on an individual basis. Indeed, those who did not agree to participate in the Voluntary Compensation Program will not have any portion of their consideration allocated to Malkin Holdings. This result can in no way be deemed a “confiscation of ownership rights”. (Letter at 7).

Seventh, the Letter contains a number of other misstatements, all of which we do not address here. For example, the Letter claims that the ESBA investment is being “blend[ed] . . . with a potpourri of other disparate and unrelated properties” (Letter at 6), when, in fact, all those investments were created and structured by Malkin Holdings (or its predecessors); they are all supervised by Malkin Holdings; ESB itself is now part of the W&H Portfolio; and Mr. Machleder himself holds investments in a number of those properties.

The S-4 discloses that the consideration allocated to Malkin Holdings on account of the overrides was calculated in accordance with the constituent documents (which included the consents to the voluntary overrides agreed to by participants) applicable to a capital transaction. In view of the analysis set forth in this memorandum, we are absolutely clear that this disclosure is accurate.

For the foregoing reasons, the overrides do apply to the transaction and there has been full disclosure on the matter.

SENT TO SECURITIES & EXCHANGE COMMISSION 3/12/13

DEWEY PEGNO & KRAMARSKY LLP

MEMORANDUM

DATE: March 12, 2013

SUBJECT: Empire State Building Associates L.L.C. Voluntary Compensation Program
(Machleder March 3, 2013 Follow-Up Letter)

We have received a copy of the March 3, 2013 letter from Robert Machleder, which purports to “supplement” his February 22, 2013 letter regarding the voluntary capital override. Mr. Machleder’s March 3 letter raises nothing new, and does not address the February 20, 2013 Memorandum from Malkin Holdings’ counsel (the “Memorandum”), which Mr. Machleder received and reviewed even before his February 22 letter, and which shows his contentions to be baseless.

Thus, Mr. Machleder repeats his erroneous assertion that “the 1991 consents are not triggered by ‘any capital transaction’” (p. 2). In so doing, Mr. Machleder devotes the bulk of the March 3 letter to his assertion that there are differences in the language in the 1991 and 2001 Solicitations, and various arguments based on those putative differences. However, as set forth in detail in the Memorandum (pp. 1-3), both the 1991 and 2001 Solicitations contain precisely the same operative language, expressly defining the trigger for application of the overrides to be a “Capital Transaction”, which has the substantively identical definition in both Solicitations.1 Therefore, it is demonstrably untrue for Mr. Machleder to assert that “[t]he operative event in the 1991 solicitation is … delimited to a sale or financing” (p. 2); that Malkin Holdings contends that the 2001 Solicitation modified the 1991 Solicitation (p. 3); that the 2001 Solicitation misstated the terms of the 1991 Solicitation (pp. 3-4); or that the “formulation” for the triggering event was “broadened” in 2001 (p. 4). As further noted in the Memorandum, the proposed consolidation and IPO is in any event a “sale”, and otherwise clearly falls under the identical definition of Capital Transaction in both Solicitations. (Memorandum at pp. 2-3). Mr. Machleder does not address any of the points in the Memorandum on these issues.

[1]	It is puzzling that Mr. Machleder asserts in his March 3 letter that his “February, 2013 letter to Peter Malkin elicited communications from fellow participants who directed my attention to the 2001 consent solicitation.” Of course, Malkin Holdings’ detailed Memorandum, which as noted Mr. Machleder received and reviewed before even his February 22 letter, “directed” Mr. Machleder to the 2001 Solicitation, and discussed that Solicitation in detail.

Similarly, Mr. Machleder repeats (at pp. 4-5) his erroneous argument that the consolidation and IPO will not involve the “distribution” of “proceeds” to participants. As set forth in the Memorandum (p. 3), there is no limitation on or specification of what form the “proceeds” of a Capital Transaction may take for the overrides to apply, and here those proceeds are ownership interests in the REIT. Mr. Machleder ignores this point in his latest letter.

In sum, nothing in Mr. Machleder’s March 3 letter changes the analysis showing that his contentions are meritless and the overrides apply. We are, of course, available to discuss these matters if you wish to do so.